Exhibit 8.1

List of Significant Subsidiaries of United Microelectronics Corporation

	Jurisdiction of Incorporation	Percentage of Ownership
Company		As of December 31, 2002
Fortune Venture Capital Corporation	Taiwan, ROC	99.99%

Hsun Chieh Investment Co., Ltd.	Taiwan, ROC	99.97%

UMC Capital Corporation	Cayman Islands	100%

UMC Group (USA)	California, USA	100%

UMC Japan	Japan	51.47%

UMCi Pte Ltd	Singapore	49.82%

United Foundry Service, Inc.	California, USA	100%

United Microdisplay Optronics Corp.	Taiwan, ROC	85%

United Microelectronics (Europe) B.V.	The Netherlands	100%

United Microelectronics Corp. (Samoa)	Samoa	100%